November 26, 2019

Jueqin Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People's Republic of China 325025

       Re: Huadi International Group Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted November 4, 2019
           CIK 0001791725

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted November 4, 2019

Prospectus' Outside Front Cover Page, page 1

1. You indicate on page 20 and elsewhere that you are conducting a concurrent private placement. Describe briefly here the concurrent private placement.
2. Highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 1 of Part I of Form F-1 and Item 501(b)(5) of Regulation S-K.
Our Products, page 2

3. You indicate in the last paragraph that yield rate, which is the percentage of non-defective
 Jueqin Wang
FirstName LastNameJueqin Wang
Huadi International Group Co., Ltd.
Comapany 26, 2019
November NameHuadi International Group Co., Ltd.
Page 2
November 26, 2019 Page 2
FirstName LastName
         items of all produced items, is critical to your profitability. Disclose your yield rate during the periods presented in the financial statements. Also disclose the extent of utilization of your manufacturing facilities.
Implications of Being an Emerging Growth Company, page 8

4. Please supplementally provide us copies of all written communications, as defined in Rule
         405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 12

5. We note the share ownership disclosed on page 69. Please provide your analysis on whether you will be a "controlled company" under applicable exchange rules and, if so, disclose the material risks that status creates.
Capitalization, page 33

6. We note you have included the entire balance sheet data in the capitalization table. Please revise to include only the relevant items in your total capitalization. Refer to Item 3B of
         Form 20-F.
7. Please disclose in the footnote the impact on your capitalization if your underwriters exercise their over-allotment option.
Board of Directors and Board Committees, page 64

8. Please revise to clarify how you concluded that a majority of your board is independent, given that it appears each of them is currently an executive officer. Election of Officers, page 64

9. Disclosure that there is no family relationship among any of your directors or officers is inconsistent with the disclosure under "Family Relationship" on page 64 that Messrs. Di
         Wang and Huisen Wang are siblings and that Messrs. Di Wang and Jueqin Wang are father and son. Please reconcile the disclosures.
Related Party Transactions, page 67

10. Please update the disclosure in this section to be as of the date of the document.
         Currently, it appears that you have provided disclosure as of March 31, 2019. Also update the information in the table on page 66. We note the reference to compensation for the year ended September 30, 2018.
Principal Shareholders, page 69

11. Please disclose the natural persons who have or share voting and/or dispositive powers or
 Jueqin Wang
FirstName LastNameJueqin Wang
Huadi International Group Co., Ltd.
Comapany 26, 2019
November NameHuadi International Group Co., Ltd.
November 26, 2019 Page 3
Page 3
FirstName LastName
         the right to receive the economic benefits of the shares held by the entities listed in the table. Please also revise to ensure that the numbers in the table correspond to those in the notes following the table. We note, for example, that notes 5 and 6 appear to conflict with the information in the table.
Notes to Consolidated Financial Statements
General, page F-3

12. Please note that the audited financial statements should be of a date no older than 12 months at the time of filing and upon the effectiveness of the registration statement. Refer to Item 8.A.4 of Form 20-F.
13. Please revise the notes to your financial statements to include the disclosures required by
         ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, disclose that fact and the basis for your conclusion. Note that you are still subject to the entity-wide disclosure requirements of ASC 280-10-50-40 through 42.
Consolidated Statements of Cash Flows, page F-29

14. You present changes in restricted cash as cash flows from financing activities for the six months ended March 3, 2019 and 2018. This presentation does not appear to comply with
         ASU 2016-18 which is effective for annual reporting periods beginning after December
         15, 2017 for public entities. Please revise.
Note 2 - Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-32

15. You disclose on pages F-9 and F-32 that you establish a provision for doubtful receivables when there is objective evidence that you may not be able to collect amounts due based on your best estimates of specific losses on individual exposures as well as a provision on historical trends of collections. You also disclose on page 42 that due to uncertainty of the timing of collection, you establish allowance for doubtful accounts based on the aging of accounts receivable, that is, 5% for balances outstanding within one year, 10% for balances outstanding between one year and two years, 30% for balances outstanding between two years and three years, and 100% for balances outstanding more than three years. Please reconcile these apparent discrepancies.
Revenue Recognition, page F-34

16. We note your disclosure on page 27 that you have irrevocably elected not to use the extended transition accommodation allowing for delayed adoption of new or revised accounting standards and therefore will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Please tell us why you have not yet adopted ASC 606 which is effective for annual reporting periods beginning after December 15, 2017 for public entities.
 Jueqin Wang
Huadi International Group Co., Ltd.
November 26, 2019
Page 4
Note 16 - Subsequent Events, page F-46

17. Please disclose the date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
Signatures, page II-4

18. The registration statement must be signed by your principal accounting officer or controller. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See
         Instructions 1 and 2 for signatures on Form F-1, and revise.
        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



FirstName LastNameJueqin Wang                                 Sincerely,
Comapany NameHuadi International Group Co., Ltd.
                                                              Division of
Corporation Finance
November 26, 2019 Page 4                                      Office of
Manufacturing
FirstName LastName